June 25, 2024

VIA EDGAR

Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Division of Corporate Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Lakeside Holding Limited (CIK No. 0001996192)
Registration Statement on Form S-1, as amended (File No. 333-278416)
Registration Statement on Form 8-A (File No. 001-42140)

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 24, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “S-1 Registration Statement”) and Registration Statement on Form 8-A (the “8-A Registration Statement”, together with the S-1 Registration Statement, the “Registration Statements”) for June 26, 2024 at 4:00 p.m., Eastern Time, or as soon as thereafter practicable in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statements be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

The Company understands that the underwriters have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Lakeside Holding Limited

By:	/s/ Henry Liu
Name:	Henry Liu
Title:	Chairman and Chief Executive Officer

[Signature Page — Withdrawal of Acceleration Request Letter — Company]